Exhibit 99.1

Meten Holding Group Ltd.
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: METX)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 10, 2023
9:30 a.m., Eastern Time
3rd Floor, Times Fortune Building
88 Fuhua 3rd Road, Futian District
Shenzhen City, Guangdong Province
People’s Republic of China

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “ordinary shares”) (the “shareholders”) of Meten Holding Group Ltd., an exempted company formed in the Cayman Islands (the “Company”) will be held on August 10, 2023, at 9:30 a.m., Eastern Time at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.      to approve a consolidation of the Company’s authorized, issued and outstanding ordinary shares, par value US$0.003 per share, at a ratio of twenty-to-one such that each twenty (20) ordinary shares of the Company shall be combined into one ordinary share of the Company, effective at such date and time as the directors of the Company shall determine (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”);

2.      to change the name of the Company to BTC Digital Ltd. (the “Name Change” and the proposal, the “Name Change Proposal”); and

3.      to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Ratification of Auditor” and the proposal, the “Auditor Ratification Proposal”).

The Board of Directors has fixed the close of business on July 18, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at https://meten.investorroom.com/SEC-Filings.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.cstproxyvote.com, or (ii) mail it in the pre-addressed postage-paid envelop enclosed in the proxy materials received.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy.

By Order of the Board of Directors,
/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors

Shenzhen, People’s Republic of China

July 24, 2023

METEN HOLDING GROUP LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 10, 2023
9:30 a.m., Eastern Time
3rd Floor, Times Fortune Building
88 Fuhua 3rd Road, Futian District
Shenzhen City, Guangdong Province
People’s Republic of China

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Meten Holding Group Ltd., an exempted company formed in the Cayman Islands (the “Company”) is soliciting proxies from holders (the “shareholders”) of the Company’s ordinary shares, par value US$0.003 per share (the “ordinary shares”), for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on August 10, 2023, at 9:30 a.m. Eastern Time at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on July 18, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      to approve a consolidation of the Company’s authorized, issued and outstanding ordinary shares, par value US$0.003 per share, at a ratio of twenty-to-one such that each twenty (20) ordinary shares of the Company shall be combined into one ordinary share of the Company, effective at such date and time as the directors of the Company shall determine (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”);

2.      to change the name of the Company to BTC Digital Ltd. (the “Name Change” and the proposal, the “Name Change Proposal”); and

3.      to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Ratification of Auditor” and the proposal, the “Auditor Ratification Proposal”).

The Board of Directors recommends a vote “FOR” each of Proposals No. 1 through No. 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.cstproxyvote.com, or (ii) mail it in the pre-addressed postage-paid envelop enclosed in the proxy materials received.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the Company’s website at https://meten.investorroom.com/SEC-Filings. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request a copy from the Investor Relations department of the Company, at IR@meten.com.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:     Why am I receiving this proxy statement?

A:     The Company is holding its annual general meeting of shareholders meeting to approve the Share Consolidation Proposal, the Name Change Proposal, and the Auditor Ratification Proposal.

         We have included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:     What proposals are the shareholders being asked to consider?

A:     The shareholders are being asked to:

1.      to approve a consolidation of the Company’s authorized, issued and outstanding ordinary shares, par value US$0.003 per share, at a ratio of twenty-to-one such that each twenty (20) ordinary shares of the Company shall be combined into one ordinary share of the Company, effective at such date and time as the directors of the Company shall determine (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”);

2.      to change the name of the Company to BTC Digital Ltd. (the “Name Change” and the proposal, the “Name Change Proposal”); and

3.      to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Ratification of Auditor” and the proposal, the “Auditor Ratification Proposal”).

Q:     What are the recommendations of the Board of Directors?

A:     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE SHARE CONSOLIDATION, THE NAME CHANGE PROPOSAL, AND THE RATIFICATION OF AUDITOR ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

Q:     When and where will the Meeting be held?

A:     The Meeting will be held on August 10, 2023 at 9:30 a.m. EST at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China.

Q:     Who is entitled to vote at the Meeting?

A:     The record date for the Meeting is July 18, 2023. Only holders of ordinary shares as of the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 30,581,672 ordinary shares issued and outstanding. Each ordinary share that you own entitles you to one vote.

Q:     What constitutes a quorum for the Meeting?

A:     At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the Meeting shall form a quorum.

Q:     How many votes are required to approve the proposals?

A:     The approval of the Share Consolidation Proposal and the Auditor Ratification Proposal requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of the Name Change Proposal requires the affirmative vote of not less than two-thirds (2/3) of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to a proposal will not be voted.

Q:     How do the shareholders vote?

A:     The shareholders have three voting options. You may vote using one of the following methods:

(1)    By Internet, which we encourage if you have Internet access, at www.cstproxyvote.com; or

(2)    By mailing the completed, signed and dated proxy card(s) in the pre-addressed postage-paid envelop enclosed in the proxy materials received.

Q:     How can I attend the Meeting?

A:     The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date. You may attend the Meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China.

Q:     May shareholders ask questions at the Meeting?

A:     Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q:     If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:     Your broker or other nominee does not have authority to vote on non-routine matters. The Share Consolidation Proposal and the Name Change Proposal presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to this matter only if you provide instructions to it on how to vote. The Auditor Ratification Proposal is considered a routine matter. Consequently, if you do not return a proxy card, your broker will have discretion to vote your shares on such matter.

Q:     What if I do not vote on the matters relating to the proposals?

A:     If you fail to vote or fail to instruct your broker or other nominee how to vote on a non-routine matter, namely the Share Consolidation Proposal or the Name Change Proposal, it will have no effect on the proposal. It will be treated as a “non-vote” and not count toward a quorum. If you fail to vote or fail to instruct your broker or other nominee how to vote on a routine matter, namely the Auditor Ratification Proposal, your broker (or bank or other nominee) will be permitted to exercise discretionary voting authority.

Q:     May I change my vote after I have delivered my proxy or voting instruction card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.      by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.      by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.      by attending the Meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, People’s Republic of China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:     Do I have appraisal rights?

A:     The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q:     Whom should I call if I have questions about the proxy materials or voting procedures?

A:     If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact METEN HOLDING GROUP LTD., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, People’s Republic of China, or call +(86)755-8294-5250. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q:     What do I need to do now?

A:     After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:     Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:     All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q:     What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A:     Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSAL NO. 1
THE SHARE CONSOLIDATION PROPOSAL
(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of twenty-to-one (the “Share Consolidation”), effective at such date and time as determined by the Board of Directors, but must be on or before September 11, 2023.

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting assuming a quorum reaches. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation but on or before September 11, 2023.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “METX.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On September 16, 2022, the Company received a written notification from the Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until March 15, 2023, to regain compliance. The Company’s ordinary shares did not regain compliance with the minimum $1 bid price per share requirement. On March 15, 2023, the Company applied for an additional 180-day compliance period. On March 17, 2023, the Company received a written notification from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until September 11, 2023, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by September 11, 2023, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s ordinary shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Registration and Trading of our ordinary shares

The Share Consolidation will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ordinary shares will begin trading on a post-consolidation basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized ordinary shares of the Company shall be decreased from 500,000,000 to 25,000,000 as per resolution 1. (A) below.

Street Name Holders of ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect the Share Consolidation. The ordinary resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation Proposal is:

1.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)    the 500,000,000 issued and unissued ordinary shares of par value of US$0.003 each in the capital of the Company be and are hereby consolidated into 25,000,000 ordinary shares of nominal or par value of US$0.06 each, with the Share Consolidation effective at such date and time as determined by the Company’s board of directors, which date must be on or before September 11, 2023 and such date shall be announced by the Company (the “Effective Date”); and

(B)    at the Effective Date, the authorized share capital of the Company shall be US$1,500,000, divided into 25,000,000 ordinary shares of a nominal or par value of US$0.06 each.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE SHARE CONSOLIDATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL NO. 2
NAME CHANGE PROPOSAL
(ITEM 2 ON THE PROXY CARD)

General

The Board of Directors recommends that the name of Company be changed from “Meten Holding Group Ltd.” to “BTC Digital Ltd.”, and believes that it is in the best interests of the Company and its shareholders.

Proposal No. 2 will be approved only if it receives the affirmative vote of at least two-thirds (2/3) of the votes cast at the Meeting assuming a quorum reaches. In the event that our shareholders fail to approve the Name Change, the Company will not effect the Name Change.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect the Name Change. The special resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation Proposal is:

2.      “IT IS HEREBY RESOLVED, as a special resolution, that the name of the Company be and is hereby changed from “Meten Holding Group Ltd.” to “BTC Digital Ltd.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE NAME CHANGE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL NO. 3
AUDITOR RATIFICATION PROPOSAL
(ITEM 3 ON THE PROXY CARD)

General

The Company’s audit committee appointed Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and the Board of Directors concurred.

Proposal No. 3 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting assuming a quorum reaches. In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect the Name Change. The special resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation Proposal is:

3.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be and is hereby approved, ratified and confirmed.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE AUDITOR RATIFICATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
Date: July 24, 2023	/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors